SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                    (Amendment No.  22)*

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)

                    Eugene W. Landy, Esq.
             Juniper Business Plaza,  Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey  07728
                               732-577-9997
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)

                         January 29, 2004
            (Date of Event Which Requires Filing
                       this Statement)

            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                  [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee needed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91-1024107                         Page 2 of 7


1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:    PF

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):

6.   Citizen or Place of Organization:  Citizen of U.S.A.

     Number of Shares Beneficially Owned by Reporting Person

Number of Shares Beneficially Owned by Reporting Person

7.

Sole Voting Power


599,051


8.
Shared Voting Power

358,381.5


9.
Sole Dispositive Power


599,051


10.
Shared Dispositive Power


358.381.5



11.    Aggregate  Amount  Beneficially  Owned  by  Reporting
Person:

     957,432.5 shares

12.   Check  if  the Aggregate Amount in Row  (11)  excludes
Certain Shares:

     [   X   ]



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CUSIP No. 91-1024107                    Page 3 of 7


13.  Percent of Class Represented by Amount in Row (11):
     11.65%

14.  Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER

          Common Stock issued by United Mobile Homes, Inc.,
          Juniper Business Plaza, Suite 3-C, 3499 Route 9
          North, Freehold, New Jersey 07728.


ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The person filing this statement is Eugene W.
          Landy.

     (b)  Mr. Landy's business address is Juniper Business Plaza,
          Suite 3-C, Route 9 North,  Freehold, New Jersey 07728.

     (c) Mr. Landy's present principal occupation is an attorney; President of Monmouth Capital Corporation; President of Monmouth Real Estate Investment Corporation (formerly Monmouth Real Estate Investment Trust); and Chairman of the Board of United Mobile Homes, Inc.

     (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

     (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

     (f)  Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of



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CUSIP No. 91-1024107               Page 4 of 7


          United Mobile Homes, Inc.  Eugene W. Landy is
          Chairman of the Board, Director and Founder.
          Therefore, Item 4 is somewhat inapplicable.
          Mr. Landy has no plans for the following:

          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of United Mobile Homes, Inc. common stock may be made under the United Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer:

          (f) any other material change in the issuer's business or corporate structure;

          (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination or registration;
          or

          (j) any action similar to any of those enumerated above.



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CUSIP No. 91-1024107                    Page 5 of 7


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on January 29, 2004, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

Name                Aggregate Number of      Percentage of
                       Shares Owned          Shares Owned
____                ___________________      _____________

Eugene W. Landy          514,582.6*               6.26
Gloria Landy              84,468.4                1.03
Landy Investments        172,607.7                2.10
Landy & Landy
Employees' Profit
Sharing Plan              73,212.5                0.90
Landy & Landy
Employees' Pension
Plan                      57,561.3                0.70
Eugene W. and
Gloria Landy Family
Foundation                 5,000                  0.06
Eugene W. Landy
Charitable Lead
Annuity Trust             50,000                  0.60

Total:                   957,432.5               11.65
______________________________

 *Does not include 50,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option
  Plan, which option expires on January 5, 2005.

**Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

          (b)  The information required by this sub-
paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

          (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of United Mobile
Homes, Inc. during the past 60 days:



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CUSIP No. 91-1024107                    Page 6 of 7


                                                            Price
                                Amount of    Character of   Per
Name           Date              Shares      Transaction    Share
____           ____             _________    ___________    _____

Landy & Landy
Employees'
Profit                                       Open Market
Sharing Plan   January 14, 2004   3,000      Sale           $17.25

Landy & Landy
Employees'
Profit                                       Open Market
Sharing Plan   January 14, 2004   7,000      Sale           $17.05

Landy & Landy
Employees'
Profit                                       Open Market
Sharing Plan   January 13, 2004     100      Sale           $17.16

Landy & Landy
Employees'
Profit                                       Open Market
Sharing Plan   January 13, 2004   9,900      Sale           $17.15

Eugene W.                                    Acquisition
Landy                                        pursuant to
                                             the Company's
                                             Dividend
                                             Reinvestment
                                             and Stock
               December 15, 2003  4,127.2    Purchase Plan  $16.50

Gloria Landy                                 Acquisition
                                             pursuant to
                                             the Company's
                                             Dividend
                                             Reinvestment
                                             and Stock
               December 15, 2003  1,081.5    Purchase Plan  $16.50

Eugene W.                                    Disposition by
Landy          December 10, 2003  5,000      Gift           $17.05

Eugene W.
Landy and
Gloria Landy
Family                                       Acquisition by
Foundation     December 10, 2003  5,000      Gift           $17.05



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CUSIP No. 91-1024107                         Page 7 of 7


          (d)  This item is not applicable.

          (e) The reporting person has not ceased to be the beneficial owner of more than five percent of the class of securities.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

               There are no contracts, arrangements,
          understandings or relation-ships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 29, 2004

                                         /s/ Eugene W. Landy
                                         Eugene W. Landy
                                         Chairman of the
                                         Board